PNG Ventures, Inc.
5310 Harvest Hill Road, Suite 229
Dallas, Texas 75230
Telephone: (214) 666-6250 • Facsimile: (214) 634-6276

September 15, 2009

TO:	Mark Wojciechowski, Staff Accountant
Mark C. Shannon, Branch Chief

FROM:	Richard Rychlik, Principal Accounting Officer
Brad Gabbard, VP – Special Projects

Re:           Staff Comment Letter dated September 2, 2009; PNG Ventures, Inc.

Gentlemen:

The Company is in receipt of your Comment Letter in respect of its Form 10-K filed April 15, 2009 and Form 10-Q filed August 13, 2009. Thank you for your review and comments. PNG is committed to improving the quality of its public reporting and appreciates your assistance in that regard.

At this time the Company is giving your Comment Letter the careful consideration it merits and formulating its formal response. We expect to file a reply on or before September 30, 2009, after consulting with our audit partners and counsel.

We are delayed in making our response within the requested 10 business days because:

1.
The Company’s senior staff  have been fully engaged with preparing a petition to reorganize the Company under Chapter 11 of the United States Bankruptcy Code, which was filed with the Court on September 10, 2009.

2.
The Company has added a senior staff member on September 8, in the role of Principal Accounting Officer, to address its reporting public obligations under SEC regulations. Accordingly, a period of orientation is prudent to properly assess the Company’s situation and develop the best possible response to the SEC’s Comments.

Please feel free to contact the undersigned in the event that you have any further questions or require further clarification from the Company.

Sincerely,

/s/ Richard Rychlik
Principal Accounting Officer